

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Synovus Securities, Inc. 2020 Exemption Report, in which (1) Synovus Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Synovus Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Synovus Securities, Inc. stated that Synovus Securities, Inc. met the identified exemption provisions from the period January 1, 2020, through December 31, 2020, except as described in its exemption report. Synovus Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Synovus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 26, 2021



SYNOVUS

Synovus Securities, Inc. 2020 Exemption Report

Synovus Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5,"Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC (NFS).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

From the period of January 1, 2020, through December 31, 2020, a total of 81 checks were forwarded to the clearing firm the day following receipt of the check from a customer but were not forwarded to the clearing firm by noon, and a total of 457 checks were forwarded directly to the issuer for subscription-way transactions (Carrier).

A total of 17 checks received at branch locations were not forwarded to the home office the same day received at the branch or the home office did not forward the same day received. Following are the details of these instances:

a) A check for $19,038.74 was received from client at the Overton branch location on February 14, 2020 and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on February 18, 2020 and sent via overnight courier to NFS on that same day.

b) A check for $10,000 and a check for $7,602.48 was received from client at the Athens branch location on April 21, 2020 and were placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the items were received in the home office on April 23, 2020 and sent via overnight courier to NFS on that same day.

c) A check for $6,651.19 was received from client at the Coral Gables branch location on July 15, 2020 and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on July 17, 2020 and sent via overnight courier to NFS on that same day.

d) Checks in the amount of $13,317.49, $6,546.63, $6,685.36, $6,632.32, $13,352.11 and $6,546,63 were received from client at the Coral Gables branch location on July 15, 2020 and were placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the items were received in the home office on July 17, 2020 and sent via overnight courier to NFS on that same day.

e) Checks in the amount of $100,000 and $65,176.75 were received from client at the Athens branch location on November 27, 2020 and were placed in the Fed Ex drop off box after the last pick up time. This delayed overnight delivery to the home office location and the items were received in the home office on December 1, 2020 and sent via overnight courier to NFS on that same day.

f) Checks in the amount of $20,000 and $20,000 were received from client at the Huntsville branch location on January 3, 2020 and were held in a secure location until all documentation from the client was received to handle the items. The client was aware that the checks would be held. Upon receipt of all documentation the checks were placed in the Fed Ex drop off box on January 15, 2020 and received in the home office on January 16, 2020. Upon Principal approval, the items were sent via overnight courier to Jackson on January 17, 2020.

g) A check for $25,000 was received from client at the Boyscout branch location on January 14, 2020 after the Fed Ex drop off cut off time. The check was held in a secure location overnight and sent via overnight courier to the home off location on January 15, 2020. The home office sent via overnight courier to Lincoln on January 16, 2020.



h) A check for $1,200 was received at the Columbus home office Uptown Center location on April 20,2020 and missed the Fed Ex drop off cut off. The check was held in a secure location and sent via overnight courier to Jackson on April 21, 2020.

i) A check for $1,000 was received from client at the Greenville branch location on October 29, 2020 after Fed Ex cut off time. The check was held in a secure location. The check was overnighted to American Funds on October 30, 2020 and was delivered on October 31, 2020.

From the period of January 1, 2020, to December 31, 2020, the firm received 212 deliveries of securities certificates from clients at the branch locations and transmitted via overnight courier by the branch the same day it received the securities, subsequently were received at the Company's home office the next day, and promptly booked by home office personnel to the respective client account. That same day, home office personnel sent the physical certificates via overnight courier to National Financial Services LLC (NFS) for final processing but were not transmitted to NFS by noon.

There were 8 instances where there was a delay in booking and/or forwarding the securities received on the same day. Those details are as follows:

a) On March 18, 2020 certificates were received from client at the Peachtree branch location. However, it took additional time to transmit because of the COVID-19 pandemic. The home office received on March 24, 2020 and held the certificates in a secure location until DTCC resumed acceptance and processing of physical certificates. The home office sent via overnight courier to NFS on April 7, 2020.

b) On May 4, 2020, certificates were received from client at the Albany branch location and sent via overnight courier to the home office location on that same day. The home office held the certificates, pending confirmation that DTCC would be processing. On May 6, 2020 the home office sent via overnight courier to NFS.

c) On April 24, 2020 certificates were received at the Alpharetta branch location and sent via overnight courier to the home office location on that same day. The home office held the certificates, pending confirmation that DTCC would be processing. On May 7, 2020 the home office sent via overnight courier to NFS.

d) On April 16, 2020, certificates were received from client at the Greenville branch location and sent via overnight courier to the home office location on that same day. The home office held the certificates, pending confirmation that DTCC would be processing. On May 11, 2020 the home office sent via overnight courier to NFS.

e) On May 8, 2020 certificates were received from client at the Columbus Uptown Center branch and delivered to the home office location on that same day. However, it was after the Fed Ex cut off. The shares were properly secured and sent via overnight courier to NFS on May 11, 2020.

f) On May 11, 2020 certificates were received from client at the Sumter branch and sent via overnight courier to the home office location on that same day. The home office received on May 12, 2020, after Fed Ex cut off. The shares were properly secured and sent via overnight courier to NFS on May 13, 2020.

g) On September 1, 2020 certificates were received from client at the Charleston branch location and sent via overnight courier to the home office location. Upon receipt, the home office couldn't book the shares because the shares had been reassigned to an IRA and the Custodian was no longer valid. The shares were properly secured. On October 26, 2020 the shares were sent via overnight courier to NFS.

h) On October 22, 2020 certificates were received from client at the Charleston branch location after the Fed Ex cut-off. The shares were properly secured and sent via overnight courier to the home office location on October 23, 2020 who received on October 26, 2020 and sent via overnight courier to NFS on that same day.



On behalf of Synovus Securities, Inc., the undersigned affirms that to the best of their knowledge and belief, this Exemption Report is true and correct.

Angela Wills   02/26/2021
Angela Wills, Controller   Date

Leah Kirk   02/26/2021
Leah Kirk, Chief Operating Officer   Date

Gene Gunderson   02/26/2021
Gene Gunderson, Chief Compliance Officer   Date